Please reply to:

Los Angeles Office

Direct Tel: (213) 542-2121

egelfand@gghslaw.com

Our File No. 4323.01

October 28, 2013

Via E-Mail: Bednarowskis@sec.gov

Ms. Sonia Bednarowski

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Save The World Air, Inc./ Proxy Statement

Dear Ms. Bednarowski:

In connection with the staff’s review of, and comments on, the proxy statement of Save The World Air, Inc. (“Company”), please be advised of the following:

1.                  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

2.                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Edward S. Gelfand

Edward S. Gelfand

The foregoing statements are hereby confirmed and adopted by the Company.

SAVE THE WORLD AIR, INC.

Dated: October 28, 2013	By: /s/ Gregg Bigger
Gregg Bigger, its President
and Chief Financial Officer